Exhibit 99.1

YM BIOSCIENCES NOTICE OF ANALYST MEETING AND CONFERENCE CALL
Company to discuss interim results from Phase I/II trial of CYT387 being presented today at the 52nd American Society of Hematology Annual Meeting

Orlando, Florida – December 6, 2010 – YM BioSciences Inc. (NYSE Amex: YMI; TSX: YM) announced that it will hold an analyst meeting and conference call today at 12:30pm ET to discuss the interim results from the first 60 patients enrolled in the 140 patient Phase I/II trial of its JAK1/JAK2 inhibitor, CYT387, in myelofibrosis.

An oral presentation of the interim results will be delivered by the Principal Investigator of the trial, Dr. Animesh Pardanani, Mayo Clinic (Rochester, Minnesota) today at 11:15am ET at the 52nd American Society of Hematology (ASH) Annual Meeting being held in Orlando, Florida. The presentation will be held in the Orange County Convention Center, Valencia B/C as part of the session named Myeloproliferative Syndromes: Clinical and Translational Advances in Myeloproliferative Neoplasms. The presentation is entitled: “A Phase I/II Study of CYT387, an oral JAK-1/2 inhibitor, in Myelofibrosis: Significant Response Rates in Anemia, Splenomegaly, and Constitutional Symptoms”.

Following the presentation, those attending the conference are invited to join YM Management at the Hilton Orlando, Lake Sheen A Room, to discuss these results. The meeting will be hosted by Dr. Nick Glover, President and Chief Executive Officer of YM BioSciences and will include a re-presentation of the results by Dr. Pardanani, joined by the study’s Chair, Dr. Ayalew Tefferi, Mayo Clinic. Also participating will be Dr. Mark Kowalski, Chief Medical Officer and Vice President, Regulatory Affairs, Dr. Gregg Smith, Vice President, Australian Operations and Dr. Chris Burns, Director, Research, YM BioSciences Australia.

Analysts and professional investors may also participate in the meeting by conference call. A webcast of the meeting will be available on YM’s website: www.ymbiosciences.com.

Meeting/Conference Call Details:
DATE: TIME: DIAL IN NUMBER: MEETING LOCATION:	December 6, 2010 12:30pm Eastern Time (647) 427-7450 or (888) 231-8191 Hilton Orlando, Lake Sheen A Room

For more information on the CYT387 Phase I/II trial, go to:
http://clinicaltrials.gov/ct2/show/NCT00935987?term=cyt387&rank=1

About CYT387:
CYT387 is an inhibitor of the kinase enzymes JAK1 and JAK2, which have been implicated in a family of hematological conditions known as myeloproliferative neoplasms, including myelofibrosis, and as well in numerous other disorders including indications in hematology, oncology and inflammatory diseases. Myelofibrosis is a chronic debilitating disease in which a patient's bone marrow is replaced by scar tissue and for which treatment options are limited or unsatisfactory. The U.S. Food and Drug Administration (FDA) has granted Orphan Drug Designation to CYT387 for the treatment of myelofibrosis.

YM BioSciences retains the global commercialization rights to CYT387.

About YM BioSciences
YM BioSciences Inc. is a drug development company advancing three clinical-stage products: CYT387, a small molecule, dual inhibitor of JAK1/JAK2 kinase; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a potent vascular disrupting agent (VDA).

CYT387 is an orally administered inhibitor of both the JAK1 and JAK2 kinase enzymes, which have been implicated in a number of immune cell disorders including myeloproliferative disorders and inflammatory diseases as well as certain cancers. CYT387 is currently in a Phase I/II trial in myelofibrosis. Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side effect profile. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide by YM’s licensees. CYT997 is an orally-available small molecule therapeutic with dual mechanisms of vascular disruption and cytotoxicity, and is currently in a Phase II trial for glioblastoma multiforme. In addition to YM’s three clinical stage products, the Company has a library of more than 4,000 novel compounds identified through internal research conducted at YM BioSciences Australia which are currently being evaluated.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that our JAK1/JAK2 inhibitor CYT387 and our VDA small molecule CYT997 will generate positive efficacy and safety data in future clinical trials; that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com